Exhibit 99.1

Concord Medical Announces the Signing of US$50 Million IFC Loan Agreement

BEIJING, May 15, 2013 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China and the parent of Chang’an Hospital, today announced that the Company has signed a US$50 million loan package agreement with IFC (International Financial Corporation), the member of the World Bank Group focused on private sector development in emerging markets.

The loan package consists of 1) a $30 million 8-year loan with a variable interest rate of Libor + 4.5%, and 2) a $20 million 5-year convertible bond with a variable interest rate of Libor +3.75% and a conversion price of $6.90 per ADS. The convertible bonds can be converted at lender’s discretion, in whole or in part during the term of the loan. Disbursement of the loan proceeds to Concord is subject to various conditions. Subject to satisfaction of these conditions and disbursement of the loan proceeds, the company will use IFC’s $50 million loan for the development of 50 new radiotherapy centers over the next 3 years at county level and the development of a proton beam therapy hospital in Beijing and an oncology hospital in Guangzhou, Guangdong province.

“We would like to welcome IFC as our strategic partner in China,” Dr. Jianyu Yang, the Chairman and CEO of Concord Medical said. “Concord Medical will use the IFC loan to expand our network of radiotherapy centers in China as well as to build the planned specialty hospitals in Beijing and Guangzhou. These are crucial components of our corporate growth strategy to create a nationwide network of oncology centers and specialty hospitals, providing high-quality radiotherapy services to all of our patients in China.”

“IFC is partnering with leading private sector players like Concord Medical to make health care services more accessible and affordable in China and other developing countries,” said Karin Finkelston, IFC’s vice president for Asia Pacific. “Delivering quality health care increases life expectancy and decreases the loss of labor, thereby supporting economic growth and improving people’s lives.”

About IFC

IFC, a member of the World Bank Group, is the largest global development institution focused exclusively on the private sector. We help developing countries achieve sustainable growth by financing investment, mobilizing capital in international financial markets, and providing advisory services to businesses and governments. In FY12, our investments reached an all-time high of more than $20 billion, leveraging the power of the private sector to create jobs, spark innovation, and tackle the world’s most pressing development challenges. For more information, visit www.ifc.org.

About Concord Medical

Concord Medical Services Holdings Limited operates the largest network of radiotherapy and diagnostic imaging centers in China, measured by revenues and the number of centers in operation. As of December 31, 2012, the Company operated a network of 136 centers with 76 hospital partners that spanned 53 cities and 24 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

Investor and Media Contacts:

Concord Medical Services

Mr. Adam J. Sun

adam.sun@concordmedical.com

(+86) 10 5957-5266

Ms. Gloria Huang

gloria.huang@concordmedical.com

(+86) 10 5903-6688 (ext. 639)

Solebury Communications

In China:

Ms. Vickie Zhao

CCM@soleburyir.com

(+86) 10 6563-0288 (ext.801)

In the United States:

Mr. Richard Zubek

rzubek@soleburyir.com

(+1) 203-428-3230